Issuer Free Writing Prospectus Dated July 25, 2006
Filed Pursuant To Rule 433
Registration Statement No. 333-135590
(Relating To Preliminary Prospectus Dated July 20, 2006)
WNS (HOLDINGS) LIMITED
On July 25, 2006, WNS (Holdings) Limited filed Amendment No. 2 to its Registration Statement on Form F-1 to revise and update certain disclosures that had been provided in its preliminary prospectus dated July 20, 2006. Certain of the disclosures in the preliminary prospectus included in Amendment No. 2 to the Registration Statement that revised the disclosure in the preliminary prospectus dated July 20, 2006 are set forth below. References to “we,” “us,” “our” and the “company” are used in the manner described in the preliminary prospectus dated July 20, 2006.
Increase in the number of shares being sold by British Airways plc
Subsequent to the filing of our preliminary prospectus on July 20, 2006, British Airways plc, one of our selling shareholders, decided to sell in this offering 5,160,000 ordinary shares, representing its entire current shareholding in our company. This represents an increase of 774,000 ordinary shares from the 4,386,000 ordinary shares disclosed in our preliminary prospectus dated July 20, 2006 as being offered for sale by British Airways plc. This change increases the number of ADSs being offered by the selling shareholders from 5,955,024 to 6,729,024, the number of ADSs being offered by us and the selling shareholders in this offering from 10,428,708 to 11,202,708 (assuming no exercise of the underwriters’ over-allotment option), and the total number of ADSs to be sold in this offering from 11,989,708 to 12,763,708 (assuming full exercise of the underwriters’ over-allotment option). These figures have been updated on the F-1 registration statement cover, the preliminary prospectus covers and pages 5, 6, 21, 90, 91, 118 and 128 of our preliminary prospectus contained in our Amendment No. 2 filing.
Also as a result of this change, the number of ordinary shares available for sale if registered or if qualified for an exemption from registration under the Securities Act disclosed under the caption “Shares Available for Future Sale — Sale of Restricted Shares” on page 118 of our preliminary prospectus included in our Amendment No. 2 filing was revised to 28,599,149 from 29,373,149 (or 27,070,149 from 27,844,149 if the underwriters exercise their over-allotment option in full), compared to the numbers of shares reported in our preliminary prospectus dated July 20, 2006. In addition, shareholders subject to lock-up agreements will now hold 28,564,487 (decreased from 29,338,487) ordinary shares, or approximately 71.8% (decreased from 73.7%) of our outstanding ordinary shares (or 27,035,487 (decreased from 27,809,487) ordinary shares, or approximately 67.9% (decreased from 69.8%) of our outstanding ordinary shares if the underwriters exercise their option in full). See pages 21, 118 and 120 of our preliminary prospectus included in our Amendment No. 2 filing.
Other amendments to principal and selling shareholder information
In addition to revisions relating to the number of shares being sold by British Airways plc, we have updated the number of shares owned by Ramesh Shah to 233,333 (increased from 150,000) to reflect options exercisable within 60 days. See pages 91, 93 and 119 of our preliminary prospectus included in our Amendment No. 2 filing.

Updates to information relating to share option and restricted share unit issuances
In our Amendment No. 2 filing, we have revised the disclosure to clarify that certain options and restricted shares units will be issued effective upon the pricing of the offering instead of the completion of this offering.
Additionally, since the issuance of our preliminary prospectus on July 20, 2006, the number of ordinary shares issuable upon exercise of options to be effective upon the pricing of this offering and restricted share units to be issued effective upon the pricing of this offering have been revised. The amounts to be issued to directors and officers have remained unchanged. The total amount of 3,000,000 ordinary shares reserved for future issuance under our 2006 Incentive Award Plan described in our preliminary prospectus now includes 537,000 (increased from 522,000) ordinary shares issuable upon exercise of options to be effective upon the pricing of this offering (of which 320,000 (unchanged) are to be issued to certain of our directors and executive officers and 217,000 (increased from 202,000) are to be issued to other employees) and 224,750 (decreased from 261,000) restricted share units to be issued effective upon the completion of this offering (of which 160,000 (unchanged) are to be issued to certain of our directors and executive officers and 64,750 (decreased from 101,000) are to be issued to other employees).
See pages 6, 26, 28, 83, 84, 86 and 93 of our preliminary prospectus included in the Amendment No. 2 filing.
Other minor amendments
In addition to the changes described above, we also made a small number of related conforming changes.
A filed copy of our current registration statement is available at the following address: http://www.sec.gov/Archives/edgar/data/1356570/000114554906001063/x92712fv1za.htm
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or through the address above. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling 1-866-718-1649 (for institutional investors) or 1-800-584-6837 (for retail investors).
Any disclaimers or other notices that may appear below or elsewhere within the email are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via an electronic mail system.

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